Contact

www.linkedin.com/in/jeremyschaller (LinkedIn)

Top Skills

Marketing
Project Management
Process Automation

Certifications

Advertising on LinkedIn
Cold Email Prospecting
Advanced Lead Generation

Publications

Future Strategies for Data Center Smart Grid Integration
Shining a light on the ITAD sector
In My Opinion: The Changing State of ITAD
Big data and healthcare: Life saving benefits and future challenges
CISOs Reveal the Most Likely Culprits for Data Leaks

Jeremy Schaller

B2B Growth Executive - Data Warehousing Automation Evangelist - Grew a boring startup to the INC5000 at age 20
Tampa, Florida, United States

Summary

Put simply, I grow B2B companies that deserve to grow. It's been a very strange road to get here though:

When I was 20, I started doing marketing for a data center services / software startup - unfortunately, the deck was VERY stacked against me:

1. Our services were worse than competitors.
2. We had almost 0 recurring revenue - every month started at 0
3. Targeting was nearly impossible - all the decision makers we worked with had different job titles
4. There was no moat/barrier to entry - anybody could copy our ads, web pages, etc. and poach our clients
5. The offer was immensely boring - nobody cared

And yet somehow after getting put in charge of the marketing department, within 2 years I'd gotten us millions in additional revenue, and we joined the INC5000 list.

My family was thrilled, but I burned out.

It took writing hundreds of blogs, journal publications, quizzes, checklists, guides, and whitepapers.

I was published in Data Center Dynamics, Data Center Knowledge, Digital Guardian, Info-Security Magazine, Mission Critical Magazine, & others.

We went through probably 50 contractors, marketing agencies, consultants, and other marketing experts to stay ahead of the curve.

Thousands of ad variations.

Countless landing page revisions.

Countless cold emails, LinkedIn messages.

Cloud Expo, Hosting Con, Data Center World - you name it, I went.

I barely slept. My diet fell apart.

The whole time, I felt like nothing I did had any meaning - our work didn't help anybody.

And so I quit.

The silver lining?

After marketing possibly the most difficult company to market...

Growing other companies is trivial by comparison.

So now I get to work with companies that DO deserve to grow - companies that make a difference.

Currently I advise the outbound marketing department of MarketerHire - only in business for 3 years but already doing 50M a year by providing such a critical service - solving the problem of finding the best marketer for the job without wasting months on hiring. (I'd hope that implies some good things about me)

I also serve as the chief revenue officer for Carosh Compliance Solutions - a services & software company helping protect your personal health data, as 96% of practices have a breach every 24 months.

I've worked with companies doing $300K all the way up to companies doing 1B.

If your B2B company is doing great work and deserves to grow, please reach out - I may not be a great fit, but I promise I will know somebody who can help you.

Thank you for reading my story.

Experience

Autopilot Growth
Owner and President
September 2017 - Present (5 years 5 months)
Tampa, Florida, United States

I grow B2B SaaS & Services companies using the protocol I built after hiring countless agencies, consultants, contractors, and growth marketers for years to learn their secrets.

As a result, I drove revenue growth from ~$3M ARR to $~9M ARR quickly enough that we joined the INC5000 fastest growing companies list.

Their offer was not compelling - trust me, if I can grow that company, I can help you grow yours.

Message me, and I'll provide you so much value that you want to book a follow up call on the spot.

NYMBLR
Chief Growth Officer
December 2022 - Present (2 months)

Anvizent
Chief Growth Officer
October 2022 - Present (4 months)

Given the massive potential of the platform, I was brought on to help identify target segments / use case in the market to validate and then scale our market share in those segments. 80% of demo viewers wanted the product, and scaling potential was massive, so the priority was finding the most efficient way to scale.

Anvizent allows companies to rapidly gain the depth of insights from all of their data sources and time to value from data that you might see at a company like Amazon or Microsoft, but without needing to spend tens of millions to hundreds of millions.

Data warehouses / data marts that normally take large teams months to build can instead be deployed within days without needing a large team at all.

Carosh Compliance Solutions
Chief Revenue Officer (CRO)
July 2022 - Present (7 months)
Tampa, Florida, United States

Carosh has a fantastic product and nearly 100% retention - they brought me on to scale lead flow, lead nurture, and sales qualification - hiring & training SDRs, revising copy, building marketing workflows, etc.

Client Ascension
LinkedIn Marketing Mentor to Agency Owners
June 2022 - Present (8 months)

I was recruited by Cold Email Wizard (Daniel Fazio - ~85,000 twitter followers) to teach a variety of agency owners how to use LinkedIn to generate revenue for their clients.

REM Capital
Growth Partner
October 2022 - December 2022 (3 months)

I helped them set up / fix their Hubspot, build out the lead funnel, introduced them to various specialists for their growth needs, and provided LinkedIn + performance marketing training to the team.

Rep
Growth Partner
September 2022 - December 2022 (4 months)

Rep is an incredibly innovative AI sales rep for e-commerce stores.

Rep had already achieved success with their marketing campaigns, but because ecommerce is an infamously difficult industry to target, they brought me on after raising a funding round to build out their funnel.

MarketerHire
Business Development Growth Partner
August 2022 - October 2022 (3 months)

I advised the outbound marketing division on copywriting, systems, data, targeting, and strategy, and built outbound marketing systems & processes where needed.

My efforts increased reply rate from ~1% to ~10% for the most performative variant, and then I handed off the project to a veteran who focuses more on recruiting industry marketing.

GEMM - Global Emerging Market Manager
Chief Marketing Officer
March 2022 - June 2022 (4 months)

Exit Technologies, Inc.
Head of Marketing and Public Relations
February 2017 - March 2022 (5 years 2 months)
Naples, Florida Area

Conduct interviews with data center, IoT, and cloud industry thought leaders to provide industry insights.

Curate, edit, and produce content across various IT publications and networks.

Oversee company PR efforts:
Journalist & industry authority outreach
Story ideation and industry positioning

Oversee all marketing efforts across:
Social Media
Content Creation
SEM (Bing, Adwords)
PPC (Facebook, Reddit, Instagram, Linkedin)
Retargeting Campaigns
Ecommerce
Landing Page Optimizations
Split Testing
Creative Design
Cold Emailing
LinkedIn Automation
Outbound Sales

Attend and exhibit at data center industry events such as World Hosting Days and Data Center World

Moffitt Cancer Center
Genomics Research Assistant
2020 - 2021 (1 year)

MVP REALTY®
Licensed Real Estate Agent
2016 - 2020 (4 years)
Naples, Florida Area

Education

University of South Florida College of Arts and Sciences
Bachelor of Science, Biomedical Sciences, Summa Cum Laude